Muldoon Murphy& Aguggia llp
ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016
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TEL: (202) 362-0840
FAX: (202) 966-9409
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www.muldoonmurphy.com

March 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Beneficial Mutual Bancorp, Inc. Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for Beneficial Mutual Bancorp, Inc., the holding company for Beneficial Mutual Savings Bank, a Pennsylvania chartered stock savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. Section 202.3a in the amount of $11,187, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned or Stephen F. Donahoe at (202) 362-0840.

Very truly yours, MULDOON MURPHY & AGUGGIA LLP /s/ Lori M. Beresford Lori M. Beresford

Enclosures
cc:	Gerard P. Cuddy, President and CEO Gary B. Bronstein, Esq. Stephen F. Donahoe, Esq.